SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated April 13th,  2006

DUCATI MOTOR HOLDING S.P.A.

(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:

Ducati Motor Holding Board of Directors Meeting, April 13th, 2006

Bologna, April 13th, 2006 – The Board of Directors of Ducati Motor Holding S.p.A. (NYSE: DMH and Borsa Italiana S.p.A: DMH), exercising the powers granted to it by art. 7 of the Company’s by-laws as amended by the resolution of the extraordinary shareholders’ meeting of January 26th, 2006, approved today a capital increase of up to Euro 80 million, inclusive of premium (if any), through the issuance of ordinary shares to be offered to shareholders by way of subscription rights, with the possibility to offer unsubscribed shares to third parties. This capital increase must be completed by December 31st, 2006.

The decision on the number of new shares to be issued and offered, the relevant issue price and the ratio between shares offered and current outstanding shares, has been postponed to a later Board of Directors meeting which will take place after Consob authorizes the publication of the prospectus relating to the share offer.

As already indicated, the reasons for the above-mentioned capital increase are related to the financing of the Company’s three-year relaunch plan, which was also approved today by the Board of Directors. The plan, in line with previous Company communications forecasts revenues of approximately Euro 310 million in 2006, EBITDA at 10% of revenues and a loss equivalent to approximately 3% of revenues, with a break-even in 2007 and a return to profit in 2008.

The key elements of the three-year plan include a concentration on the high end of the market, emphasis on increasing margins, generation of cash-flow and a reduction in fixed costs.

Further details of the three-year plan will be disclosed to the market in the coming weeks.

As previously communicated on March 1st, 2006, the Company has signed a preliminary contract with UniCredit Banca Mobiliare to establish a syndicate of stand-by underwriters relating to the above-mentioned capital increase.

Finally, the Board of Directors passed resolution on the Company governance structure, confirming Federico Minoli as Chairman and CEO of the Company and appointing a management control committee composed of independent Board members Giampiero Paoli, Matteo Tamburini and Roberto Consonni.

Founded in 1926, Ducati develops racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in six market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring, Multistrada and Sport Classic. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European and North American markets. Ducati has won thirteen of the last fifteen World Superbike Championship titles and more individual victories than the competition put together. For more information about the Company, please visit our web site at http://www.ducati.com

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of the company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the company and that will contain detailed information about the company and its management, including financial statements.

For further information, please contact:

Federico Strano
Director, Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy
e-mail: federico.strano@ducati.com
Main Tel: + 39 051 6413 111
Direct Tel: + 39 051 6413 213

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: April 13th , 2006	By:	/s/ Federico Strano

	Name	Federico Strano
	Title	Director, Investor Relations